

WORK SMARTER NOT HARDER

Warren Sager · 3rd
Serial Entrepreneur | CEO+Leadership Coach | Public Speaker
Baton Rouge, Louisiana, United States · Contact info
500+ connections

 Warren Sager Coaching

 SUNY Binghamton

Experience



CEO + Leadership Team Business Coach
Warren Sager Coaching · Self-employed
Jan 2017 – Present · 5 yrs 1 mo
Baton Rouge Metropolitan Area

Helping ceo's and their leadership teams get aligned towards the same goals and help them put a plan together to execute on those goals.



Vice President of Operations
Moxey · Contract
Jan 2018 – Present · 4 yrs 1 mo
Baton Rouge, Louisiana Area

Original investors/founders of Moxey in 2010.
Board member since 2010.
In 2018 I joined the management team to help Moxey scale to become the leading barter exchange network in the world.   ...see more



Owner/Operator
Internet Retail Connection · Self-employed
Mar 2004 – Apr 2019 · 15 yrs 2 mos



Company Owner
Hybrid Racing LLC
Jan 2016 – Mar 2019 · 3 yrs 3 mos
Baton Rouge, Louisiana Area



Accelerator Chairperson and Coach
Entrepreneurs' Organization · Part-time
Jul 2016 – Jul 2018 · 2 yrs 1 mo
Baton Rouge, Louisiana Area

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Education



SUNY Binghamton
B.S., Management
1987 – 1991
Activities and Societies: Delta Sigma Pi